Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards

Chief Executive Officer

Telefax: (5411) 4343-7528

investors@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR THE

QUARTER AND THE FISCAL YEAR THAT ENDED ON DECEMBER 31, 2016

Buenos Aires, Argentina, February 14, 2017 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”; Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its financial results for the quarter and the fiscal year that ended on December 31, 2016.

HIGHLIGHTS

•	Net income for the fiscal year that ended on December 31, 2016, amounted to Ps. 6,018 million, 38.7% higher than the Ps.4,338 million profit recorded in the 2015 fiscal year. Net income per share amounted to Ps.4.63, compared to Ps.3.34 per share for the 2015 fiscal year.

•	The result of the 2016 fiscal year was mainly attributable to the income derived from Grupo Financiero Galicia’s interest in Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or the “Bank”), for Ps.5,094 million, in Sudamericana Holding S.A., for Ps.633 million, and in Galicia Administradora de Fondos S.A., for Ps.187 million, partially offset by financial expenses, for Ps.88 million, and by administrative expenses, for Ps.62 million.

•	Net income for the quarter that ended on December 31, 2016 (or “the quarter”), amounted to Ps.1,772 million, 42.4% higher than the Ps.1,244 million profit recorded in the fourth quarter of fiscal year 2015. The profit per share for the quarter amounted to Ps.1.36, compared to Ps.0.96 per share for the same quarter of fiscal year 2015.

•	The results of the quarter were mainly attributable to the income derived from Grupo Financiero Galicia’s interest in Banco Galicia, for Ps.1,552 million, in Sudamericana Holding S.A., for Ps.98 million, and in Galicia Administradora de Fondos S.A., for Ps.66 million, partially offset by financial losses, for Ps.13 million, and by administrative expenses, for Ps.13 million.

•	As of December 31, 2016, Grupo Financiero Galicia and its subsidiaries had a staff of 11,956 employees, a network of 662 branches and other points of contact with clients and managed 4.0 million deposit accounts and 14.3 million credit cards.

CONFERENCE CALL

On Wednesday, February 15, 2017, at 11:00 A.M. Eastern Standard Time (1:00 P.M. Buenos Aires Time), Grupo Financiero Galicia will host a conference call to review these results. The call-in number is: 719-325-2291 – Conference ID: 9457819.

GRUPO FINANCIERO GALICIA S.A.

RESULTS FOR THE FISCAL YEAR THAT ENDED ON DECEMBER 31, 2016

In millions of pesos, except percentages
Table I:	FY2016	FY2015	Variation (%)
Result by Business
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	5,094	3,913	30.2
Sudamericana Holding S.A.	633	357	77.3
Galicia Administradora de Fondos S.A.	187	110	70.0
Other companies (1)	38	31	22.6
Deferred tax adjustment (2)	217	26	734.6

Administrative Expenses	(62)	(32)	93.8

Financial Results	(88)	(56)	57.1

Other income and expenses	(1)	(11)	(90.9)

Net Income	6,018	4,338	38.7

(1)	Includes the results from our interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (87.5%).
(2)	Income tax charge determined by Banco Galicia´s subsidiaries in accordance with the deferred tax method.

Net income for the fiscal year that ended on December 31, 2016, amounted to Ps.6,018 million, 38.7% higher than the profit for fiscal year 2015.

This result was mainly due to profits from Grupo Financiero Galicia’s interest in Banco Galicia, for Ps.5,094 million, in Sudamericana Holding, for Ps.633 million, and in Galicia Administradora de Fondos, for Ps.187 million.

RESULTS FOR THE QUARTER

In millions of pesos, except percentages
Table II:	FY2016		FY2015	Variation (%) (*)
Net Income by Business	4th Q	3rd Q	4th Q	4Q16 vs 3Q16	4Q16 vs 4Q15
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	1,552	1,243	1,047	24.9	48.2
Sudamericana Holding S.A.	98	176	145	(44.3)	(32.4)
Galicia Administradora de Fondos S.A.	66	57	42	15.8	57.1
Other companies (1)	9	15	5	(40.0)	80.0
Deferred tax adjustment (2)	70	82	1	(14.6)	6,900.0

Administrative Expenses	(13)	(18)	(8)	(27.8)	62.5

Financial Results	(13)	(31)	14	(58.1)	(192.9)

Other income and expenses	3	(1)	(2)	(400.0)	(250.0)

Net Income	1,772	1,523	1,244	16.3	42.4

(*)	Calculated using values in millions with decimals.
(1)	Includes results from our interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (87.5%).
(2)	Income tax charge determined by Banco Galicia´s subsidiaries in accordance with the deferred tax method.

2

In pesos, except stated otherwise and percentages
Table III:	FY2016	FY2015	Twelve months Ended
Principal Indicators	4th Q	4th Q	12/31/16	12/31/15
Earnings per Share
Average Shares Outstanding (in thousands)	1,300,265	1,300,265	1,300,265	1,300,265
Earnings per Share (1)	1.36	0.96	4.63	3.34
Book Value per Share(1)	15.65	11.14	15.65	11.14

Closing Price
Shares – Buenos Aires Stock Exchange	42.70	36.80
ADS – Nasdaq (in dollars)	26.92	27.08

Price/Book Value	2,73	3,30

Average Daily Volume (amounts in thousands)
Buenos Aires Stock Exchange	517	1,123	495	852
Nasdaq (2)	3,059	5,427	3,027	4,604

Profitability (%)
Return on Average Assets (3)	3.59	3.86	3.48	3.83
Return on Average Shareholders´ Equity (3)	36.45	36.00	35.03	35.54

(1)	10 ordinary shares = 1 ADS.
(2)	Expressed in equivalent shares.
(3)	Annualized.

In the quarter that ended on December 31, 2016, Grupo Financiero Galicia recorded a Ps.1,772 million profit, which represented a 3.59% annualized return on average assets and a 36.45% return on average shareholder’s equity.

Said result was mainly due to profits from its interest in Banco Galicia, for Ps.1,552 million, which, including the deferred tax adjustment corresponding to its subsidiaries, for Ps.70 million, accounts for 91.5% of Grupo Financiero Galicia’s net income.

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Grupo Financiero Galicia S.A. – Selected Financial Information – Consolidated Data

In millions of pesos
	FY2016				FY2015
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Consolidated Balance Sheet
Cash and due from Banks	61,166	28,312	28,439	19,912	30,835
Government and Corporate Securities	13,701	23,354	29,804	30,116	15,525
Net Loans	137,452	118,959	109,334	103,245	98,345
Other Receivables Resulting from Financial Brokerage	18,178	16,440	21,752	16,334	8,061
Equity Investments in other Companies	53	52	51	51	52
Bank Premises and Equipment. Miscellaneous and Intangible Assets	6,678	6,131	5,623	5,137	4,925
Other Assets	5,023	4,754	4,847	5,644	4,005

Total Assets	242,251	198,002	199,850	180,439	161,748

Deposits	151,688	117,408	118,114	107,857	100,039
Other Liabilities Resulting from Financial Brokerage	57,794	50,504	53,954	46,112	37,329
Subordinated Notes	4,065	3,837	3,881	3,653	3,301
Other Liabilities	6,889	6,343	5,619	5,773	5,487
Minority Interest	1,462	1,329	1,224	1,211	1,107

Total Liabilities	221,898	179,421	182,792	164,606	147,263

Shareholders´ Equity	20,353	18,581	17,058	15,833	14,485

Consolidated Income Statement
Financial Income	9,502	9,216	9,097	8,793	8,009
Financial Expenses	(4,515)	(5,186)	(5,408)	(5,130)	(4,092)

Gross Brokerage Margin	4,987	4,030	3,689	3,663	3,917

Provisions for Loan Losses	(1,311)	(881)	(723)	(618)	(691)
Income from Services. Net	3,169	2,927	2,465	2,185	2,170
Income from Insurance Activities	615	611	645	581	533
Administrative Expenses	(5,054)	(4,552)	(4,238)	(3,774)	(3,741)
Minority Interest	(133)	(105)	(61)	(104)	(116)
Income from Equity Investments	2	2	74	2	1
Net Other Income	474	346	271	187	27
Income Tax	(977)	(855)	(747)	(774)	(856)

Net Income	1,772	1,523	1,375	1,348	1,244

Grupo Financiero Galicia S.A. – Selected Financial Information – Consolidated Data

In millions of pesos
Consolidated Income Statement	FY2016	FY2015
Financial Income	36,608	25,844
Financial Expenses	(20,239)	(13,402)

Gross Brokerage Margin	16,369	12,442

Provisions for Loan Losses	(3,533)	(2,214)
Income from Services, Net	10,746	7,837
Income from Insurance Activities	2,452	1,801
Administrative Expenses	(17,618)	(12,905)
Minority Interest	(403)	(365)
Income from Equity Investments	80	100
Net Other Income	1,278	443
Income Tax	(3,353)	(2,801)

Net Income	6,018	4,338

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Grupo Financiero Galicia S.A. – Additional Information

	FY2016				FY2015
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Physical Data (Number of)
Employees	11,956	12,074	12,149	12,231	12,131
Banco Galicia	5,799	5,781	5,679	5,686	5,573
Regional Credit-Card Companies	4,571	4,688	4,893	5,014	5,040
Compañía Financiera Argentina	1,164	1,189	1,184	1,152	1,161
Sudamericana Holding	374	365	340	326	307
Galicia Administradora de Fondos	16	18	18	18	17
Other companies	32	33	35	35	33

Branches	542	536	529	526	525
Bank Branches	279	269	263	261	260
Regional Credit-Card Companies	206	210	209	208	207
Compañía Financiera Argentina	57	57	57	57	58

Other Points of Sale	120	126	126	127	126
Regional Credit-Card Companies	83	89	89	90	90
Compañía Financiera Argentina	37	37	37	37	36

Deposit Accounts (in thousands)	4,018	3,990	3,904	3,701	3,593

Credit Cards (in thousands)	14,310	14,525	14,252	13,852	13,563

Banco Galicia	3,675	3,637	3,680	3,575	3,430
Regional Credit-Card Companies	10,459	10,717	10,402	10,107	9,974
Compañía Financiera Argentina	176	171	170	170	159

Inflation and Exchange Rates
Retail Price Index (%) (1)	6.24	2.74	15.51	11.86	7.75
Wholesale Price Index (I.P.I.M.) (%) (1)	2.52	3.52	8.20	17.20	N/A
C.E.R. Coefficient (%) (1)	4.44	7.37	9.54	10.49	4.14
Exchange Rate (Pesos per US$) (2)	15.8502	15.2633	14.9200	14.5817	13.0050

Rates
Badlar (3) (quarterly averages)	21.07	24.60	30.22	27.48	24.09
Credit Line for Investment Projects (established by regulations) (4)	17.00	22.00	22.00	22.00	18.00

(1)	Variation within the quarter. Variation of IPC made using the IPC of the Autonomous City of Buenos Aires since November 2015, alternatively supplied by the INDEC. IPIM: no data was published from October 2015 to December 2015; figures were published again beginning in January 2016.
(2)	Reference foreign currency exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the quarter.
(3)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.
(4)	Until October 31, 2016, the rate was 22%.

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BANCO DE GALICIA Y BUENOS AIRES S.A.

HIGHLIGHTS

•	Net income for the fourth quarter amounted to Ps.1,552 million, accumulating a Ps.5,094 million profit in fiscal year 2016, compared to a Ps.3,913 million profit in fiscal year 2015.

•	The growth in results for the 2016 fiscal year when compared to the 2015 fiscal year was mainly due to the 32.4% growth in operating income(1) as a consequence of the higher volume of intermediation with the private sector partially offset by 59.6% higher provisions for loan losses and 36.3% higher administrative expenses due to the higher level of activity and to the evolution of operating costs.

•	The credit exposure to the private sector reached Ps.157,395 million, up 36.9% during the last twelve months, and deposits reached Ps.152,047 million, up 51.6% during the same period. As of December 31, 2016, the Bank’s estimated market share of loans to the private sector was 10.12% while its estimated market share of deposits from the private sector was 9.92%.

•	The non-accrual loan portfolio represented 3.31% of total loans to the private sector, recording a 0.20 percentage points (“pp”) deterioration from the end of fiscal year 2015, while its coverage with allowances for loan losses reached 100.06%, decreasing 12.35 pp in the same period.

•	In the framework of the Credit Line for Production Financing and Financial Inclusion, the Bank granted the full amount of the quota established by regulations in force for 2016. As of the end of the quarter, the outstanding amount of loans related to this credit line reached Ps.14,383 million.

•	As of the end of the quarter, shareholders’ equity amounted to Ps.18,906 million, and the computable capital was Ps.22,010 million, representing a Ps.6,752 million (or 44.3%) excess over the capital requirement, and reaching a capital ratio of 11.8%.

INFORMATION DISCLOSURE

The data shown in the tables below and the consolidated financial statements correspond to Banco Galicia, consolidated with the subsidiaries under its direct or indirect control, except where otherwise noted.

The Bank’s consolidated financial statements and the figures included in the different tables of this report correspond to Banco Galicia, Banco Galicia Uruguay S.A. (in liquidation)(*), Tarjetas Regionales S.A. and its subsidiaries, Tarjetas del Mar S.A., Galicia Valores S.A., Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

(1)	Net financial income plus net income from services.
(*)	At the Extraordinary Shareholder’s Meeting of Banco Galicia Uruguay S.A. (in liquidation), held on April 30, 2016, the Shareholders decided to approve the Final Special Balance Sheet and to start the registration process in order to cancel the Banco Galicia Uruguay S.A.’s legal status before the Uruguayan authorities.

6

RESULTS FOR THE FISCAL YEAR THAT ENDED ON DECEMBER 31, 2016

In millions of pesos, except percentages
Table IV: Evolution of Consolidated Results	FY2016	FY2015	Variation (%)
Net Financial Income	16,066	12,224	31.4
Net Income from Services	11,543	8,633	33.7
Provisions for Loan Losses	(3,533)	(2,214)	59.6
Administrative Expenses	(16,974)	(12,450)	36.3

Operating Income	7,102	6,193	14.7

Net Other Income / (Loss) (*)	1,113	250	345.2
Income Tax	(3,121)	(2,530)	23.4

Net Income	5,094	3,913	30.2

(*)	Includes income from equity investments and minority interest results.

Net income for the 2016 fiscal year amounted to Ps.5,094 million, 30.2% higher than the Ps.3,913 million profit recorded for the 2015 fiscal year.

This result represented a 2.97% return on average assets and a 31.42% return on average shareholder’s equity, compared to 3.51% and 33.25%, respectively, recorded in the 2015 fiscal year.

The higher net income was mainly due to a Ps.6,752 million increase in the operating income, partially offset by increases of Ps.4,524 million in administrative expenses, Ps.1,319 in provisions for loan losses and Ps.591 million in income tax.

The operating income for the 2016 fiscal year totaled Ps.27,609 million, up 32.4% from the Ps.20,857 million recorded in the prior year. This positive development was due to both a Ps.3,842 million (31.4%) higher net financial income and a Ps.2,910 million (33.7%) higher net income from services.

The improvement in the net financial income was due to the increase in the volume of activity with the private sector partially offset by a lower financial margin in fiscal year.

Net income from services amounted to Ps.11,543 million, up 33.7% from the prior fiscal year as consequence of higher fees, mainly in those related to national and regional credit cards (37.6%), to deposit accounts (31.7%), to collections (45.6%) and to foreign trade (66.8%).

Provisions for loan losses amounted to Ps.3,533 million, Ps.1,319 million or 59.6% higher than in the 2015 fiscal year, due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions on the normal portfolio as a consequence of the increase in the credit portfolio.

Administrative expenses totaled Ps.16,974 million, 36.3% higher than in the previous fiscal year. Personnel expenses amounted to Ps.9,359 million, growing 35.8%, mainly as a consequence of the salary increase agreement with the unions. The remaining administrative expenses increased to Ps.7,615 million, Ps.2,056 million (37.0%) higher than in the 2015 fiscal year, as a consequence of the increase in expenses related to services provided to the Bank.

The income tax charge was Ps.3,121 million, Ps.591 million higher than in the 2015 fiscal year.

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RESULTS FOR THE QUARTER

In millions of pesos, except percentages
Table IV: Evolution of Consolidated Results	FY2016		FY2015	Variation (%)
	4th Q	3rd Q	4th Q	4Q16 vs 3Q16	4Q16 vs 4Q15
Net Financial Income	4,897	3,954	3,765	23.8	30.1
Net Income from Services	3,413	3,071	2,380	11.1	43.4
Provisions for Loan Losses	(1,311)	(881)	(691)	48.8	89.7
Administrative Expenses	(4,860)	(4,385)	(3,607)	10.8	34.7

Operating Income	2,139	1,759	1,847	21.6	15.8

Net Other Income / (Loss)(*)	375	297	(56)	26.3	769.6
Income Tax	(962)	(813)	(744)	18.3	29.3

Net Income	1,552	1,243	1,047	24.9	48.2

(*)	Includes income from equity investments and minority interest results.

Percentages
Table VI:	FY2016	FY2015	Twelve months Ended
Profitability and Efficiency	4th Q	4th Q	12/31/16	12/31/15
Return on Average Assets (*)	3.17	3.31	2.97	3.51
Return on Average Shareholders’ Equity (*)	34.22	31.43	31.42	33.25
Financial Margin (*) (1)	13.23	14.06	11.95	12.89
Net Income from Services as a % of Operating Income (2)	41.07	38.73	41.81	41.39
Net Income from Services as a % of Administrative Expenses	70.23	65.98	68.00	69.34
Administrative Expenses as a % of Operating Income (2)	58.48	58.70	61.48	59.69

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

In the fourth quarter of the 2016 fiscal year, the Bank recorded a Ps.1,552 million profit, Ps.505 million (or 48.2%) higher than the Ps.1,047 million profit recorded for the same quarter of the previous year.

The variation in net income was a consequence of the Ps.2,165 million increase in operating income, which was offset mainly by the Ps.1,253 million increase in administrative expenses, of Ps.620 million in provisions for loan losses and of Ps.218 million in income tax.

The operating income for the fourth quarter of the 2016 fiscal year totaled Ps.8,310 million, up 35.2% from the Ps.6,145 million recorded in the same quarter of the prior year. This positive development was due both to a higher net financial income (up Ps.1,132 million or 30.1%) and a higher net income from services (up Ps.1,033 million or 43.4%).

The net financial income for the quarter included a Ps.295 million profit from foreign-currency quotation differences (including the results from foreign-currency forward transactions), compared to a Ps.568 million profit in the fourth quarter of the previous fiscal year. The quarter’s profit was composed of a Ps.349 million gain from FX brokerage and of a Ps.54 million loss from the valuation of the foreign-currency net position and the results from foreign-currency forward transactions, compared to profits of Ps.151 million and a Ps.417 million, respectively, in the fourth quarter of the 2015 fiscal year.

The quarter’s net financial income before foreign-currency quotation differences amounted to Ps.4,602 million, representing a Ps.1,405 million (43.9%) increase as compared to the Ps.3,197 million income of the same quarter of the 2015 fiscal year, mainly as a consequence of the increase in the portfolio of loans to the private sector and of government securities, offset by a decrease in the spread.

8

Average balances in millions of pesos. Yields and rates in annualized nominal %
Table VII: Average Balances, Yield and Rates(*)	FY2016								FY2015
	4th Q		3rd Q		2nd Q		1st Q		4th Q
	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-Earning Assets	148,022	24.04	132,519	26.33	125,855	28.06	131,340	24.30	107,097	26.01
Government Securities	18,164	20.52	17,197	28.09	16,876	30.22	30,172	15.01	14,870	25.78
Loans	127,732	24.48	112,654	26.05	105,723	27.46	98,553	26.94	89,480	25.91
Financial Trusts Securities	532	22.82	614	14.97	635	51.89	665	35.03	679	51.32
Other Interest-Earning Assets	1,594	29.35	2,054	29.89	2,621	32.92	1,950	31.10	2,068	23.85

Interest-Bearing Liabilities	109,386	13.58	104,004	16.44	95,705	19.58	95,037	18.14	74,202	17.42
Saving Accounts	34,496	0.09	29,190	0.13	24,249	0.25	22,011	0.19	17,276	0.22
Time Deposits	52,338	20.68	53,492	24.31	54,115	27.27	55,998	24.97	43,475	23.92
Debt Securities	16,761	16.87	16,777	18.19	13,845	20.60	13,238	18.22	10,601	18.02
Other Interest-Bearing Liabilities	5,791	20.35	4,545	22.09	3,496	30.77	3,790	21.24	2,850	20.32

(*)	Does not include foreign-currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets grew Ps.40,925 million (38.2%) as compared to the fourth quarter of the previous fiscal year, mainly as a consequence of the Ps.38,252 million (42.7%) increase in the average portfolio of loans to the private sector. Interest-bearing liabilities increased Ps.35,184 million (47.4%) during the same period, mainly due to increases of the average balances of saving accounts (99.7%), influenced by the growth of dollar-denominated deposits, and of debt securities (58.1%), due to higher issuances of notes of Tarjeta Naranja S.A.

The average yield on interest-earning assets for the fourth quarter of the 2016 fiscal year was 24.04%, representing a 197 basis points (“bp”) decrease compared to the same quarter of the prior year. This decrease was mainly a consequence of the 526 bp decrease on the portfolio of government securities together representing a 143 bp decrease on the portfolio of loans to the private sector. Likewise, the average cost of interest-bearing liabilities was 13.58%, representing a 384 bp decrease compared to the fourth quarter of the prior year, due to the lower average interest rate on all its components, mainly on time deposits (324 bp) and debt securities (115 bp).

In millions of pesos
Table VIII: Income from Services, Net	FY2016				FY2015
	4th Q	3rd Q	2nd Q	1st Q	4th Q
National Cards	1,337	1,181	1,093	932	965
Regional Credit Cards	1,838	1,626	1,426	1,313	1,299
CFA	103	97	88	80	102
Deposit Accounts	706	683	599	594	537
Insurance	153	149	147	125	116
Financial Fees	37	45	35	38	34
Credit-Related Fees	145	86	86	57	83
Foreign Trade	92	102	85	78	63
Collections	101	101	91	61	71
Utility-Bills Collection Services	75	66	56	49	49
Mutual Funds	22	17	11	9	10
Other	253	208	177	164	159

Total Income	4,862	4,361	3,894	3,500	3,488

Total Expenditures	(1,449)	(1,290)	(1,223)	(1,112)	(1,108)

Income from Services, Net	3,413	3,071	2,671	2,388	2,380

9

Net income from services amounted to Ps.3,413 million, up 43.4% from the Ps.2,380 million recorded in the fourth quarter of the previous fiscal year. The increases in fees which stood out were those related to national and regional credit cards (40.2%), to credit (74.7%) and to deposit accounts (31.5%).

Provisions for loan losses for the fourth quarter of the 2016 fiscal year amounted to Ps.1,311 million, Ps.620 million higher than those recorded in the same quarter of the prior year, mainly attributable to the individuals’ loan portfolio and to an increase of regulatory provisions (equivalent to 1% of the loan portfolio in normal situation) as a consequence of the increase in the loan portfolio.

Administrative expenses for the quarter totaled Ps.4,680 million, up 34.7% from the same quarter of the previous year. Personnel expenses amounted to Ps.2,692 million, growing 37.1%, mainly as a consequence of salary increase agreements with the unions, a provision related to certain compensations and to non-recurring human resources expenses. The remaining administrative expenses amounted to Ps.2,168 million, representing a Ps.524 million (31.9%) increase as compared to the Ps.1,644 million from the fourth quarter of the 2015 fiscal year, mainly due to increases cash transportation, transportation and accommodation, rentals, electricity and communications and taxes, due to the increase in the level of activity and of expenses related to services provided to the Bank.

Net other income for the fourth quarter amounted to Ps.471 million, representing an increase of Ps.438 million as compared to the same quarter of the prior year, mainly due to the sale of a property owned by the Bank and to lower net other provisions.

The income tax charge was Ps.962 million, Ps.218 million higher than in the fourth quarter of the 2015 fiscal year.

LEVEL OF ACTIVITY

In millions of pesos
Table IX: Exposure to the Private Sector	FY2016				FY2015
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Loans	142,158	123,219	113,362	107,087	101,902
Financial Leases	972	865	848	904	980
Corporate Securities	1,220	815	1,258	1,497	1,471
Other Financing (*)	13,045	11,567	11,660	10,681	10,629

Total Credit	157,395	136,466	127,128	120,169	114,982

(*)	Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.

As of December 31, 2016, the Bank’s total exposure to the private sector reached Ps.157,395 million, representing an increase of 36.9% from a year before and of 15.3% during the quarter.

Total loans include Ps.30,279 million corresponding to the regional credit card companies, which registered a 37.4% increase during the last twelve months and a 11.1% increase in the quarter. They also include Ps.5,281 million from CFA, which were up 54.0% during the year and 16.7% in the quarter.

10

Percentages
Table X: Market Share (*)	FY2016				FY2015
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Total Loans	9.80	9.30	8.89	9.07	8.91
Loans to the Private Sector	10.12	9.73	9.52	9.74	9.68

(*)	Banco Galicia and CFA, within the Argentine financial system, according to the daily information on loans published by the Argentine Central Bank. Loans include only principal. The regional credit-card companies’ data is not included.

The Bank’s market share of loans to the private sector as of December 31, 2016, without considering those granted by the regional credit card companies, was 10.12%, compared to a 9.73% from September 30, 2016, and to a 9.68% from December 31, 2015.

In millions of pesos
Table XI:	FY2016				FY2015
Loans by Type of Borrower	4th Q	3rd Q	2nd Q	1st Q	4th Q
Large Corporations	22,434	21,023	16,483	15,745	13,619
SMEs	34,411	28,115	28,682	28,027	29,022
Individuals	81,978	71,327	66,195	61,438	58,267
Financial Sector	3,335	2,754	2,002	1,877	994

Total Loans	142,158	123,219	113,362	107,087	101,902

Allowances	4,707	4,265	4,021	3,847	3,560

Total Loans, Net	137,451	118,954	109,341	103,240	98,342

In millions of pesos
Table XII:	FY2016				FY2015
Loans by Sector of Activity	4th Q	3rd Q	2nd Q	1st Q	4th Q
Financial Sector	3,335	2,754	2,002	1,877	994
Services	8,593	6,159	6,021	5,971	5,797
Agriculture and Livestock	11,921	8,424	9,642	10,635	11,342
Consumer	82,730	71,907	66,860	62,149	59,012
Retail and Wholesale Trade	13,140	11,168	10,133	9,512	8,737
Construction	1,177	1,105	1,046	1,033	1,035
Manufacturing	19,452	19,701	16,833	14,405	13,029
Other	1,810	2,001	825	1,505	1,956

Total Loans	142,158	123,219	113,362	107,087	101,902

Allowances	4,707	4,265	4,021	3,847	3,560

Total Loans, Net	137,451	118,954	109,341	103,240	98,342

During the year, loans to the private sector registered growth, mainly in those granted to individuals (40.7%), SMEs (18.6%) and large corporations (64.7%). By sector of activity, higher growth was recorded in the consumer sector (40.2%), the manufacturing sector (49.3%), the retail and wholesale trade sector (50.4%) and the services sector (48.2%).

11

In millions of pesos
Table XIII: Exposure to the Argentine Public Sector (*)	FY2016				FY2015
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Government Securities’ Net Position	15,320	17,795	15,825	28,997	16,401

Lebac / Nobac	10,241	12,095	11,752	25,104	12,619
Other	5,079	5,700	4,073	3,893	3,782

Other Receivables Resulting from Financial Brokerage	833	769	873	943	960
Trust Certificates of Participation and Securities	515	592	671	684	709
Other	318	177	202	259	251

Total Exposure	16,153	18,564	16,698	29,940	17,361

(*)	Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirement.

As of December 31, 2016, the Bank’s exposure to the public sector amounted to Ps.16,153 million, representing a 7.0% decrease during the last twelve months due to lower balances of bills issued by the Argentine Central Bank. Excluding debt securities issued by the Argentine Central Bank, said exposure reached Ps.5,912 million (2.5% of total assets), while as of December 31, 2015, it amounted to Ps.4,742 million (2.9% of total assets).

In millions of pesos
Table XIV: Deposits (*)	FY2016				FY2015
	4th Q	3rd Q	2nd Q	1st Q	4th Q
In Pesos	100,980	93,758	97,117	88,990	85,866
Current Accounts	28,136	24,256	24,252	20,685	19,522
Saving Accounts	26,639	20,476	20,434	16,880	18,835
Time Deposits	43,781	47,052	50,444	49,515	46,071
Other	2,424	1,974	1,987	1,910	1,438

In Foreign Currency	51,067	24,029	21,193	19,201	14,403

Total Deposits	152,047	117,787	118,310	108,191	100,269

(*)	Includes CFA.

At the end of the quarter the Bank’s deposits amounted to Ps.152,047 million, representing a 51.6% increase during the last twelve months, as a consequence of the 17.6% increase in peso-denominated deposits and of the 254.6% increase in dollar-denominated deposits. During the quarter the increase was of 29.1%, with growths of 7.7% and 112.5% for peso-denominated deposits and dollar-denominated deposits, respectively. The increase was a consequence of the higher volume of dollar-denominated deposits, which amounted to US$ 3,222 million and were up 104.7% as compared to the third quarter of 2016, mainly due to the increase in deposits related to the Tax Amnesty Law.

Percentages
Table XV: Market Share (*)	FY2016				FY2015
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Total Deposits	7.96	7.62	7.87	7.73	7.42
Private Sector Deposits	9.92	9.25	9.61	9.37	9.40

(*)	Banco Galicia and CFA, within the Argentine financial system, according to the daily information on deposits published by the Argentine Central Bank. Deposits and Loans include only principal.

As of December 31, 2016, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 9.92%, compared to 9.25% from the prior quarter and to 9.40% from a year before.

12

In millions of pesos
Table XVI: Other Financial Liabilities	FY2016				FY2015
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Domestic Financial Institutions and Credit Entities	4,095	2,534	2,362	2,176	1,389
Foreign Financial Institutions and Credit Entities	2,213	2,039	1,885	1,423	1,406
Notes(*)	17,339	16,589	15,304	13,737	12,748
Obligations in Connection with Spot Transactions Pending Settlement and Repurchase Agreement Transactions	8,555	10,024	16,489	9,303	1,059
Obligations in Connection with Debts with Merchants due to Credit-Card Activities	20,813	16,693	15,392	15,223	15,316
Other	9,432	7,030	6,763	8,470	9,075

Total	62,447	54,909	58,195	50,332	40,993

(*)	Includes subordinated notes.

As of December 31, 2016, other financial liabilities amounted to Ps.62,447 million, Ps.21,454 million or 52.3% higher than the Ps.40,993 million recorded a year before. This growth was mainly due to the increase of: (i) financing from merchants in connection with credit card activities, for Ps.5,497 million; (ii) of notes, for Ps.4,591 million, related to transactions of Tarjeta Naranja S.A. and Tarjetas Cuyanas S.A., and to the evolution of the exchange rate during the period, partially offset by the amortizations recorded during the last twelve months and iii) spot and forward transactions of government securities, for Ps.7,496 million.

As of December 31, 2016, the Bank had 4.0 million deposit accounts, which represent an increase of approximately 425 thousand accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached 14.3 million, 0.7 million more than those managed a year before.

ASSET QUALITY

In millions of pesos, except percentages
Table XVII: Loan Portfolio Quality	FY2016				FY2015
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Non-Accrual Loans (*)	4,704	4,235	3,894	3,552	3,167
With Preferred Guarantees	96	106	116	99	106
With Other Guarantees	88	68	84	116	103
Without Guarantees	4,520	4,061	3,694	3,337	2,958

Allowance for Loan Losses	4,707	4,265	4,021	3,847	3,560

Non-Accrual Loans to Private-Sector Loans (%)	3.31	3.44	3.44	3.32	3.11
Allowance for Loan Losses to Private-Sector Loans (%)	3.31	3.46	3.55	3.59	3.49
Allowance for Loan Losses to Non-Accrual Loans (%)	100.06	100.71	103.26	108.31	112.41
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)	3.91	4.11	5.14	6.05	6.60

(*)	The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

The Bank’s non-accrual loan portfolio amounted to Ps.4,704 million as of December 31, 2016, representing 3.31% of total loans to the private-sector, recording deterioration of 20 bps as compared to the 3.11% ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 100.06% as of December 31, 2016, compared to 112.41% of a year before.

13

In terms of total credit, defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted, the Bank’s non-accrual portfolio represented 3.01% of total credit to the private-sector, and its coverage with allowances for loan losses reached 101.16%, compared to 2.78% and 113.93% of a year before, respectively.

On an individual basis Banco Galicia’s non-accrual loan portfolio amounted to Ps.1,867 million as of December 31, 2016, increasing 46.8% during the last twelve months, representing 1.74% of total loans to the private-sector, compared to the 1.65% ratio recorded a year before. The coverage with allowances for loan losses reached 117.14%, compared to 139.15% as of December 31, 2015.

In millions of pesos
Table XVIII: Consolidated Analysis of Loan Loss Experience	FY2016				FY2015
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Allowance for Loan Losses at the Beginning of the Quarter	4,265	4,021	3,847	3,560	3,401

Changes in the Allowance for Loan Losses
Provisions Charged to Income	1,249	844	702	593	657
Provisions Reversed	(54)	(45)	(18)	—	—
Charge Offs	(753)	(555)	(510)	(306)	(498)

Allowance for Loan Losses at Quarter End	4,707	4,265	4,021	3,847	3,560

Charge to the Income Statement
Provisions Charged to Income	(1,249)	(844)	(702)	(593)	(657)
Direct Charge Offs	(50)	(33)	(24)	(18)	(21)
Bad Debts Recovered	143	111	85	56	86
Provisions Reversed (*)	54	45	18	—	—

Net Charge to the Income Statement	(1,102)	(721)	(623)	(555)	(592)

(*)	Recorded under “Net Other Income/(Loss)”.

During the quarter, Ps.753 million were charged off against the allowance for loan losses and direct charges to the income statement for Ps.50 million were made.

CAPITALIZATION AND LIQUIDITY

In millions of pesos, except ratios
Table XIX: Consolidated Regulatory Capital (*)	FY2016				FY2015
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Minimum Capital Required (A)	15,258	13,386	12,053	12,457	11,063
Allocated to Credit Risk	11,511	10,036	9,036	9,397	8,369
Allocated to Market Risk	556	398	259	477	296
Allocated to Operational Risk	3,191	2,952	2,758	2,583	2,398

Computable Capital (B)	22,010	20,343	16,144	14,500	14,071
Tier I	16,471	15,213	14,092	12,510	11,732
Tier II	5,539	5,130	2,052	1,990	2,339
Additional Capital – Market Variation	—	—	—	—	—

Excess over Required Capital (B) – (A) (1)	6,752	6,957	4,091	2,043	3,008

Total Capital Ratio (%) (2)	15.04	16.08	14.35	11.75	13.38

Regulatory Ratio (%) (3)	11.82	12.45	10.98	9.52	10.18

14

(*)	Through its Communiqué “A” 5831, the Argentine Central Bank established that beginning in December 2015 the capital requirement on credit risk has to be calculated considering the balances as of the last day of each month (previously the balances to be considered were the average balances corresponding to the third month before the determination of the requirement). Regarding computable capital, the one to be considered is that of the same month of the requirement (previously it was that of a month before).
(1)	The excess capital covers the 0.25% increase of the additional requirement related to the function of custodian of titles representative of investments of the Fondo de Garantía y Sustentabilidad del Sistema Integrado Previsional Argentino.
(2)	Total computable capital / risk weighted assets (credit and market risks).
(3)	In accordance with Argentine Central Bank regulations, operational risk is to be considered in order to determine risk weighted assets. The requirement on operational risk is related to the evolution of the average of financial income and fee income.

As of December 31, 2016, the Bank’s consolidated computable capital was Ps.6,752 million (44.3%) higher than the Ps.15,258 million capital requirement. As of December 31, 2015, this excess amounted to Ps.3,008 million or 27.2%.

The minimum capital requirement increased Ps.4,195 million as compared to December 31, 2015, mainly as a result of higher requirements of: (i) Ps.3,142 million due to the growth of the private-sector loan portfolio; and (ii) Ps.793 million on operational risk.

Computable capital increased Ps.7,939 million as compared to December 31, 2015, mainly as a consequence of a higher Tier I capital, for Ps.4,739 million, due to the higher net income, partially offset by higher deductions, resulting from organization and development expenses. Tier II capital recorded a Ps.3,200 million increase, mainly due to: (i) 100% of the balance of the subordinated notes issued on July 19, 2016, for US$250 million can be considered as computable capital, while the proceeds were used to cancel in advance the subordinated notes due in 2019, of which 24% was considered as computable capital; and (ii) the higher balance of the provision for loan losses on the credit portfolio in normal situation.

Percentages
Table XX: Liquidity (unconsolidated)	FY2016				FY2015
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Liquid Assets (*) as a percentage of Transactional Deposits	71.79	78.23	92.09	91.72	91.51
Liquid Assets (*) as a percentage of Total Deposits	47.18	41.21	46.48	42.32	42.93

(*)	Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank’s bills and notes, respectively), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of December 31, 2016, the Bank’s liquid assets represented 71.79% of the Bank’s transactional deposits and 47.18% of its total deposits, as compared to 91.51% and 42.93%, respectively, as of December 31, 2015. Ratios for the fourth quarter of fiscal year 2016 were significantly influenced by the seasonal growth of transactional deposits and by the impact on total deposits of deposits related to the Tax Amnesty Law.

15

BANCO DE GALICIA Y BUENOS AIRES S.A.

SELECTED FINANCIAL INFORMATION – CONSOLIDATED DATA (*)

In millions of pesos
	FY2016				FY2015
	4th Q	3rd Q	2nd Q	1st Q	4th Q
Cash and Due from Banks	61,132	28,289	28,427	19,891	30,828
Government and Corporate Securities	12,548	22,266	28,764	29,348	15,045
Net Loans	137,451	118,954	109,341	103,240	98,342
Other Receivables Resulting from Financial Brokerage	18,470	16,835	22,148	16,837	8,248
Equity Investments in Other Companies	181	164	177	150	129
Bank Premises and Equipment, Miscellaneous and Intangible Assets	6,571	6,014	5,510	5,051	4,838
Other Assets	3,705	3,447	3,744	4,641	3,120

Total Assets	240,058	195,969	198,111	179,158	160,550

Deposits	151,727	117,511	118,226	108,008	100,183
Other Liabilities Resulting from Financial Brokerage	58,382	51,072	54,314	46,679	37,692
Subordinated Notes	4,065	3,837	3,881	3,653	3,301
Other	5,628	4,961	4,427	4,702	4,503
Minority Interests	1,350	1,234	1,152	1,158	1,059

Total Liabilities	221,152	178,615	182,000	164,200	146,738

Shareholders’ Equity	18,906	17,354	16,111	14,958	13,812

Foreign-Currency Assets and Liabilities
Assets	66,729	35,052	33,607	28,853	27,237
Liabilities	68,544	38,370	34,789	32,775	28,051
Net Forward Purchases/(Sales) of Foreign Currency (1)	4,097	4,806	2,785	3,639	3,142

(*)	Banco de Galicia y Buenos Aires S.A. consolidated with subsidiary companies (Section 33 – Law No. 19,550).
(1)	Recorded off-balance sheet.

16

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION – CONSOLIDATED DATA (*)

In millions of pesos
	FY2016				FY2015
	4th Q	3rd Q	2nd Q	1st Q	4th Q
FINANCIAL INCOME	9,391	9,123	9,003	8,694	7,939
Interest on Loans to the Financial Sector	106	104	85	64	42
Interest on Overdrafts	803	809	776	701	573
Interest on Promissory Notes	1,369	1,398	1,619	1,657	1,525
Interest on Mortgage Loans	97	121	133	123	109
Interest on Pledge Loans	22	21	22	23	23
Interest on Credit-Card Loans	3,715	3,440	3,351	2,950	2,567
Interest on Financial Leases	70	70	75	75	71
Interest on Other Loans	1,629	1,363	1,216	1,081	946
Net Income from Government and Corporate Securities	1,147	1,430	1,582	1,343	1,166
Net Income from Options	—	—	—	—	88
Interest on Other Receivables Resulting from Financial Brokerage	8	5	5	12	(6)
CER Adjustment	6	—	—	—	—
Other	118	163	(19)	326	982
Quotation Differences on Gold and Foreign Currency	301	199	158	339	(147)

FINANCIAL EXPENSES	(4,494)	(5,169)	(5,377)	(5,105)	(4,174)
Interest on Saving Accounts Deposits	(2)	(1)	(1)	(1)	(1)
Interest on Time Deposits	(2,689)	(3,244)	(3,671)	(3,468)	(2,570)
Interest on Subordinated Obligations	(82)	(152)	(148)	(151)	(108)
Other Interest	(15)	(11)	(20)	(12)	(119)
Interest on Interbank Loans Received (Call Money Loans)	(6)	(4)	(11)	(15)	(15)
Interest on Other Financing from Financial Entities	(69)	(51)	(38)	(29)	(20)
Net Income from Options	(5)	(2)	(3)	(19)	—
Interest on Other Liabilities Resulting from Financial Brokerage	(801)	(796)	(758)	(601)	(466)
Contributions to the Deposit Insurance Fund	(51)	(50)	(50)	(163)	(138)
Quotation Differences on Gold and Foreign Currency	—	—	—	—	(256)
CER Adjustment	(4)	(2)	(1)	—	—
Other	(770)	(856)	(676)	(646)	(481)

GROSS FINANCIAL MARGIN	4,897	3,954	3,626	3,589	3,765

PROVISIONS FOR LOAN LOSSES	(1,311)	(881)	(723)	(618)	(691)

INCOME FROM SERVICES, NET	3,413	3,071	2,671	2,388	2,380

ADMINISTRATIVE EXPENSES	(4,860)	(4,385)	(4,082)	(3,647)	(3,607)
Personnel Expenses	(2,692)	(2,383)	(2,270)	(2,014)	(1,963)
Directors’ and Syndics’ Fees	(10)	(14)	(14)	(15)	(25)
Other Fees	(161)	(123)	(105)	(83)	(112)
Advertising and Publicity	(183)	(218)	(200)	(141)	(158)
Taxes	(454)	(416)	(391)	(359)	(325)
Depreciation of Premises and Equipment	(85)	(75)	(66)	(60)	(60)
Amortization of Organization Expenses	(181)	(183)	(187)	(187)	(194)
Other Operating Expenses	(563)	(556)	(489)	(458)	(427)
Other	(531)	(417)	(360)	(330)	(343)

MINORITY INTEREST RESULTS	(115)	(84)	(52)	(99)	(113)

INCOME FROM EQUITY INVESTMENTS	19	31	103	27	24

NET OTHER INCOME / (LOSS)	471	350	275	187	33

INCOME TAX	(962)	(813)	(665)	(681)	(744)

NET INCOME / (LOSS)	1,552	1,243	1,153	1,146	1,047

(*)	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

17

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION – CONSOLIDATED DATA (*)

In millions of pesos
	FY2016	FY2015
FINANCIAL INCOME	36,211	25,641
Interest on Loans to the Financial Sector	359	86
Interest on Overdrafts	3,089	1,878
Interest on Promissory Notes	6,043	5,034
Interest on Mortgage Loans	474	367
Interest on Pledge Loans	88	88
Interest on Credit-Card Loans	13,456	9,257
Interest on Financial Leases	290	227
Interest on Other Loans	5,289	3,299
Net Income from Government and Corporate Securities	5,502	4,155
Net Income from Options	—	92
Interest on Other Receivables Resulting from Financial Brokerage	30	58
Net Income from Secured Loans – Decree No.1387/01	—	1
CER Adjustment	6	3
Other	588	1,096
Quotation Differences on Gold and Foreign Currency	997	—

FINANCIAL EXPENSES	(20,145)	(13,417)
Interest on Savings-Accounts Deposits	(5)	(3)
Interest on Time Deposits	(13,072)	(8,535)
Interest on Subordinated Obligations	(533)	(374)
Other Interest	(58)	(183)
Interest on Interbank Loans Received (Call Money Loans)	(36)	(41)
Interest on Other Financing from Financial Entities	(187)	(86)
Interest on Other Liabilities Resulting from Financial Brokerage	(29)	—
Net Income from Options	(2,956)	(1,746)
Contributions to the Deposit Insurance Fund	(314)	(497)
Quotation Differences on Gold and Foreign Currency	—	(256)
CER Adjustment	(7)	—
Other	(2,948)	(1,696)

GROSS FINANCIAL MARGIN	16,066	12,224

PROVISIONS FOR LOAN LOSSES	(3,533)	(2,214)

INCOME FROM SERVICES, NET	11,543	8,633

ADMINISTRATIVE EXPENSES	(16,974)	(12,450)
Personnel Expenses	(9,359)	(6,891)
Directors’ and Syndics’ Fees	(53)	(102)
Other Fees	(472)	(362)
Advertising and Publicity	(742)	(541)
Taxes	(1,620)	(1,103)
Depreciation of Premises and Equipment	(286)	(212)
Amortization of Organization Expenses	(738)	(634)
Other Operating Expenses	(2,066)	(1,503)
Other	(1,638)	(1,102)

MINORITY INTEREST RESULTS	(350)	(363)

INCOME FROM EQUITY INVESTMENTS	180	158

NET OTHER INCOME / (LOSS)	1,283	455

INCOME TAX	(3,121)	(2,530)

NET INCOME / (LOSS)	5,094	3,913

(*)	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

18

CONSUMER FINANCE BUSINESS – ADITIONAL INFORMATION

TARJETAS REGIONALES S.A.

The data shown in the following tables correspond to Tarjetas Regionales S.A. consolidated with its subsidiaries (Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Procesadora Regional S.A. and Cobranzas Regionales S.A.). Figures are stated according to Argentine Central Bank accounting standards.

In millions of pesos, except percentages
Table XXI: Evolution of Consolidated Results	FY2016	FY2015	Variation (%)
Net Financial Income	3,916	2,594	51.0
Net Income from Services	5,034	4,055	24.1
Provisions for Loan Losses	(1,546)	(678)	128.0
Administrative Expenses	(5,450)	(4,003)	36.1

Operating Income	1,954	1,968	(0.7)

Net Other Income / (Loss) (*)	568	399	42.4
Income Tax	(1,095)	(836)	31.0

Net Income	1,427	1,531	(6.8)

(*)	Includes income from equity investments and minority interest results.

In millions of pesos, except percentages
Table XXII: Selected Information	FY2016		FY2015	Variation (%)
	4th Q	3rd Q	4th Q	4Q16 vs 3Q16	4Q16 vs 4Q15
Total Assets	30,847	27,397	22,682	12.6	36.0
Cash and Due from Banks	461	532	379	(13.3)	21.6
Loans	26,914	24,164	19,711	11.4	36.5

Total Liabilities	25,347	22,353	18,398	13.4	37.8
Notes	7,157	6,647	4,812	7.7	48.7
Financial Entities	2,379	1,997	1,228	19.1	93.7
Merchants	13,307	11,442	10,630	16.3	25.2

Shareholders’ Equity	5,500	5,044	4,284	9.0	28.4

Net Income	456	330	491	38.2	(7.1)
Net Financial Income	1,233	997	845	23.7	45.9
Net Income from Services	1,516	1,319	1,163	14.9	30.4
Provisions for Loan Losses	(551)	(414)	(224)	33.1	146.0
Administrative Expenses	(1,560)	(1,403)	(1,172)	11.2	33.1

				Variation (bp)
Loan Portfolio Quality
Non-Accrual Loans to Total Loans (%)	7.08	6.84	5.98	24	110
Allowance for Loan Losses to Total Loans (%)	6.89	6.62	5.70	27	119
Allowance for Loan Losses to Non-Accrual Loans (%)	97.41	96.72	95.36	69	205

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Percentages
Table XXIII:	FY2016	FY2015	Twelve months Ended
Profitability and Efficiency	4th Q	4th Q	12/31/16	12/31/15
Return on Average Assets (*)	6.59	9.84	5.81	8.47
Return on Average Shareholders’ Equity (*)	34.54	49.81	29.45	43.33
Financial Margin (*) (1)	17.92	17.14	16.22	14.60
Net Income from Services as a % of Operating Income (2)	55.15	57.92	56.25	60.99
Net Income from Services as a % of Administrative Expenses	97.18	99.23	92.37	101.30
Administrative Expenses as a % of Operating Income (2)	56.75	58.37	60.89	60.20

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

COMPAÑÍA FINANCIERA ARGENTINA S.A.

In millions of pesos, except percentages
Table XXIV: Evolution of Consolidated Results	FY2016	FY2015	Variation (%)
Net Financial Income	1,453	1,255	15.8
Net Income from Services	244	188	29.8
Provisions for Loan Losses	(346)	(400)	(13.5)
Administrative Expenses	(1,171)	(886)	32.2

Operating Income	180	157	14.6

Net Other Income / (Loss) (*)	293	103	184.5
Income Tax	(130)	(133)	(2.3)

Net Income	343	127	170.1

(*)	Includes income from equity investments.

In millions of pesos, except percentages
Table XXV: Selected Information	FY2016		FY2015	Variation (%)
	4th Q	3rd Q	4th Q	4Q16 vs 3Q16	4Q16 vs 4Q15
Total Assets	5,894	4,935	3,748	19.4	57.3
Cash and Due from Banks	395	340	345	16.2	14.5
Loans	4,916	4,099	2,929	19.9	67.8

Total Liabilities	4,678	3,831	2,498	22.1	87.3
Deposits	1,413	1,058	617	33.6	129.0
Notes	1,207	1,372	733	(12.0)	64.7
Financial Entities	1,251	662	435	89.0	187.6

Shareholders’ Equity	1,216	1,104	1,250	10.1	(2.7)

Net Income	112	97	40	15.5	180.0
Net Financial Income	447	357	435	25.2	2.8
Net Income from Services	65	64	53	1.6	22.6
Provisions for Loan Losses	(123)	(82)	(135)	50.0	(8.9)
Administrative Expenses	(346)	(304)	(251)	13.8	37.8

				Variation (bp)
Loan Portfolio Quality
Non-Accrual Loans to Total Loans (%)	11.80	13.28	16.10	(148)	(430)
Allowance for Loan Losses to Total Loans (%)	6.91	9.45	14.58	(254)	(767)
Allowance for Loan Losses to Non-Accrual Loans (%)	58.59	71.21	90.58	(1,262)	(3,199)

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Percentages
Table XXVI:	FY2016	FY2015	Twelve months Ended
Profitability and Efficiency	4th Q	4th Q	12/31/16	4th Q
Return on Average Assets (*)	8.13	4.19	7.50	3.40
Return on Average Shareholders’ Equity (*)	37.49	12.23	29.19	10.35
Financial Margin (*) (1)	36.06	49.21	34.24	36.37
Net Income from Services as a % of Operating Income (2)	12.70	10.86	14.38	13.03
Net Income from Services as a % of Administrative Expenses	18.79	21.12	20.84	21.22
Administrative Expenses as a % of Operating Income (2)	67.58	51.43	69.00	61.40

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

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SUDAMERICANA HOLDING S.A.

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A. consolidated with the subsidiaries under its direct or indirect control (Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.).

RESULTS FOR THE TWELVE MONTHS THAT ENDED ON DECEMBER 31, 2016

In millions of pesos, except percentages
Table XXVII:	Twelve months ended:		Variation (%)
Selected Information	12/31/16	12/31/15
Assets	2,217	1,517	46.1
Premiums Receivable	512	408	25.5
Reinsurance Recoverables	3	1	200.0

Liabilities	1,198	871	37.5
Debt with Insureds	214	161	32.9
Debt with Reinsurers	(1)	8	(112.5)
Debt with Agents and Brokers	147	85	72.9
Insurance Contract Liabilities	303	240	26.3
Shareholders’ Equity	1,019	640	59.2

Net Income	710	409	73.6
Earned Premiums	3,319	2,441	36.0
Incurred Claims	(461)	(327)	41.0
Net Investment Income	316	204	54.9
Commissions and Other	(786)	(823)	(4.5)
Operating Expenses	(983)	(670)	46.7

Annualized Sales	1,059	709	49.4

RESULTS FOR THE QUARTER THAT ENDED ON DECEMBER 31, 2016

In millions of pesos, except percentages
Table XXVIII:	Quarters ended:			Variation (%)
Selected Information	12/31/16	09/30/16	12/31/15	Quarter	Annual
Assets	2,217	2,231	1,517	(0.6)	46.1
Premiums Receivable	512	549	408	(6.7)	25.5
Reinsurance Recoverables	3	4	1	(25.0)	200.0

Liabilities	1,198	1,324	871	(9.5)	37.5
Debt with Insureds	214	182	161	17.6	32.9
Debt with Reinsurers	(1)	6	8	(116.7)	(112.5)
Debt with Agents and Brokers	147	109	85	34.9	72.9
Insurance Contract Liabilities	303	285	240	6.3	26.3

Shareholders’ Equity	1,019	907	646	12.3	57.7

Net Income	112	200	167	(44.0)	(32.9)

Earned Premiums	823	873	719	(5.7)	14.5
Incurred Claims	(138)	(116)	(89)	19.0	55.1
Net Investment Income	72	98	100	(26.5)	(28.0)
Commissions and Other	(236)	(200)	(196)	18.0	20.4
Operating Expenses	(276)	(255)	(222)	8.2	24.3

Annualized Sales	311	283	201	9.9	54.7

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Percentages
Table XXIX:	Quarters ended:		Twelve months ended:
Profitability	12/31/16	12/31/15	12/31/16	12/31/15
Return on Average Assets (*)	20.23	46.63	38.05	32.39
Return on Average Shareholders’ Equity (*)	45.31	116.00	78.70	80.80

(*)	Annualized.

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GALICIA ADMINISTRADORA DE FONDOS S.A.

RESULTS FOR THE FISCAL YEAR THAT ENDED ON DECEMBER 31, 2016

In millions of pesos, except percentages
Table XXX:	FY2016	FY2015	Variation (%)
Selected Information
Shareholders’ Equity	207	120	72.5

Net Income	197	116	69.8
Fees and Commissions	331	182	81.9
Administrative Expenses	(47)	(27)	74.1
Commercial Expenses	(20)	(12)	66.7

RESULTS FOR THE QUARTER

In millions of pesos, except percentages
	FY2016		FY2015	Variation (%)
Table XXXI: Selected Information	4th Q	3rd Q	4th Q	4Q16 vs 3Q16	4Q16 vs 4Q15
Shareholders’ Equity	207	138	120	50.0	72.5

Net Income	69	60	45	15.0	53.3
Fees and Commissions	122	98	55	24.5	121.8
Administrative Expenses	(19)	(9)	(7)	111.1	171.4
Commercial Expenses	(8)	(5)	(4)	60.0	100.0

In millions of pesos, except percentages
Table XXXII:	Assets Under Management as of:		Variation
Mutual Funds	12/31/16	12/31/15	Ps.	%
Fima Premium	7,130	4,794	2,336	48.7
Fima Ahorro Pesos	15,955	4,705	11,250	239.1
Fima Ahorro Plus	10,195	6,285	3,910	62.2
Fima Capital Plus	562	1,667	(1,105)	(66.3)
Fima Renta en Pesos	239	64	175	273.4
Fima Renta Plus	247	132	115	87.1
Fima Abierto Pymes	187	198	(11)	(5.6)
Fima Acciones	118	75	43	57.3
Fima PB Acciones	305	255	50	19.6
Fima Mix I	152	—	152	100.0
Fima Renta Dólares I	2,237	—	2,237	100.0
Fima Renta Dólares II	2	—	2	100.0

Total Assets Under Management	37,329	18,175	19,154	105.4

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RECENT DEVELOPMENTS

BANCO GALICIA

NOTES

On February 10, 2017, the Bank placed notes for a nominal value of US$151 million, denominated in U.S. Dollars (“USD”) which could be paid in USD or in Ps. at the initial exchange rate. The term of the notes is 36 months. The capital amount in USD to be issued on February 17 will be converted into Ps. and on said amount in Ps., an interest rate equivalent to BADLAR plus 269 bp, with a minimum of 16%, will be paid every quarter until the date of maturity. The principal amount will be amortized in full on the date of maturity. Both principal and interest payments will be made in USD or in Ps. according to where holdings are registered, at the exchange rate applicable at each date.

DISTRIBUTION NETWORK

During the quarter, the Bank increased its distribution network with the opening of 6 new branches: 1 in the province of Buenos Aires, 1 in Tierra del Fuego, 1 in Salta, 1 in Tucumán and 2 in the City of Buenos Aires. In addition 2 in-house facilities were opened: 1 in Mendoza and 1 in Córdoba.

COMPAÑÍA FINANCIERA ARGENTINA Y COBRANZAS Y SERVICIOS

On January 12, the Board of Directors accepted the offer to purchase all the shares of Compañía Financiera Argentina S.A. (CFA) and Cobranzas y Servicios S.A. made by Mr. Julio Alfredo Fraomeni and Galeno Capital S.A.U.

The closing of the operation is subject to the prior fulfillment of the conditions contained in the offer, including obtaining the approval of the Argentine Central Bank, and the price offered is subject to certain adjustment variables which incidence may vary depending on the date in which the transaction is definitely closed. Notwithstanding, it is estimated that the economic result of the transaction would not have a significant impact on the Bank’s equity. Regarding the potential impact on capital ratios, the recalculation of the regulatory capital ratio as of December 2016 excluding CFA would amount to 13.04% on an individual basis and to 12.31% at a consolidated level, compared to ratios of 12.26% and 11.82%, respectively, as of the same date.

GREAT PLACE TO WORK

In the Great Place to Work 2016 survey, which involved more than 75,000 employees from 118 companies, Banco Galicia was ranked 3rd and Tarjeta Naranja 2nd among the best companies to work in with more than 1,000 employees.

REGULATORY CHANGES

NET POSITION IN FOREIGN CURRENCY

On December 23, 2016, through its Communiqué “A” 6128, the Argentine Central Bank established new limits to the negative net global position in foreign currency, equal to 25% of the computable regulatory capital. Regarding the positive net global position in foreign currency, the limit was also established at 25%, but in the case of computable regulatory capital or of its own liquid resources, whichever is the lesser.

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CREDIT LINE FOR PRODUCTION FINANCING AND FINANCIAL INCLUSION

Through its Communiqué “A”6084”, issued on October 21, the Argentine Central Bank established a new amount to be granted under “Credit Line for Production Financing and Financial Inclusion” for the first half of 2017, at the end of which financial institutions must have a balance of financing equivalent to at least 18% (15.5% for the second half of 2016) of deposits of non-financial private sector in pesos, calculated based on the monthly average of daily balances of November 2016. For these purposes, the simple average of the daily balances of existing loans between January 1 and June 30, 2017, will be considered. The line has a 17% annual interest rate.

FOREIGN EXCHANGE MARKET

On January 4, through Resolution 1-E/2017 of the Argentine Ministry of Treasury, the 120 day minimum term of permanence in Argentina for the transfer of foreign investment inflows, established by Decree N° 616/05 of the Argentine National Executive Branch, was eliminated, being the last restriction which was still in force in Argentina for foreign investment capital inflows.

This report is a summary analysis of Grupo Financiero Galicia’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with Grupo Financiero Galicia’s financial statements, as well as with all other material periodically filed with the Argentine National Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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